Exhibit 4a

Moody’s Global Legal Structure

12/31/2022



US

Credit Rating Affiliates

† An oval indicates a branch. A triangle indicates a partnership.

†† Unless otherwise indicated, a parent company owns 100% of a subsidiary.

V1

Exhibit 4b
Organizational Chart as of December 2022


President & CEO
Chief Strategy Officer
SVP-Corporate Development
SVP-Corporate Development, Strategy
MD-Corporate Development
Chief Corporate Affairs Officer
SVP-Community Impact
MD-Communications
MD-Communications
MD-Communications
MD-Communications
MD-Gov't & Public Affairs
MD-Gov't & Public Affairs
Chief Administrative Officer
SVP Mgr-Program Management
MD-Enterprise Data
Chief Technology Officer-TSG
MD-Sales Integration Solutions
Chief Info Security Officer
MD-IT Risk Controls & Assessment
President –Moody's Inv Service
Vice Chairman MIS
MD-MIS Chief of Staff
MD-Global Ratings & Research
MD-Global Sovereign Risk
MD-Gbl Pub Proj and Infra Fin
MD-Gbl Financial Institutions
MD-Global Structured Fin
MD-Global RRS
MD-MIS Env Social & Gov
MD–Cont Strat & Engagement
MD-Global Corp Finance
MD-MIS Chief Tech Officer
MD-Head of Application Devel
MD-Technology Delivery
MD-Technology Delivery
MD-Product Mgmt & Strategy
MD-Data Strategy & Mgmt
MD-MIS Tech Risk Mgmt
MD-Risk Management
SVP-Risk Management
SVP-Risk Management
SVP-Risk Management
SVP-Risk Governance
MD-Gbl Rtgs Ops & Controls
SVP-Risk Management
MD-Process Excellence
AMD-Rating Ops & Controls
MD-Analytic Support
SVP-Rating Ops & Controls
MD-Rating Transaction Services
MD-Gbl DeFi & Digital Assets
Senior Vice President/DFDA
Senior Vice President/DFDA
MD-Gbl Head of Regional Mgmt
MD-Regional Head EMEA
MD-Regional Head Asia Pac
MD-Regional Head Latin America
MD-Chief Commercial Officer
MD-Commercial Operations
MD-Gbl Head of VI Prop & Mk St
MD-Gbl Pricing & Comm Prod Mgmt
MD-Gbl Head Relationship Mgmt
Chief Credit Officer
MD-Gbl Meth. Review
MD-Gbl Strategy & Research
MD-Gbl Meth. & Model Dev
MD-Gbl Rtgs & Process Oversight
Chief People Officer
SVP-Risk Mgmt & Chief Audit Exec
EVP – General Counsel
Deputy General Counsel
Corp Secy & Assoc Gen Counsel
MD-Division General Counsel
MD-Division General Counsel
MD-IP & Technology Law
Chief MCO Compliance Officer
SVP-Global Investigations
MD-Surveillance & Controls
MD-Training & Policies
MD-Compliance
SVP-Compliance
MD DCO – Americas / Global Coordination
MD DCO – MIS EMEA
MD DCO – MIS Asia Pac
MD DCO-MA/DCO Shared Services
EVP & Chief Financial Officer
Chief Acctg Officer & Controller
MD-Head of International
MD-Stakeholder Sustainability
MD-Procurement & Sourcing
MD-Head of Investor Relations
MD-Fin Transf, GBS & Analytics
MD-MIS Business Planning
EVP – Executive Vice President
MD – Managing Director
AMD – Associate Managing Director
SVP – Senior Vice President
VP – Vice President
Asia Pac – Asia Pacific
DFDA – DeFi & Digital Assets
MIS – Moody's Investors Service
MCO – Moody's Corporation
DCO – Designated Compliance Officer